# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Airsculpt Technologies, Inc., CIK 0001870940
CUSIP: 009496100
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 1111 Lincoln Road, Suite 802, Miami Beach, Florida (FL), 33139
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-22-020692
Filed by CIK 0001891362

## Reporting persons
- EBS Aggregator Blocker Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 11,761,462; sole dispositive power 0; shared dispositive power 11,761,462; aggregate amount beneficially owned 11,761,462 (18.8% of the class)
  Comment: Row (6), (8), and (9): Consists of 11,761,462 shares of Common Stock held directly by EBS Aggregator Blocker Holdings, LLC.
  
  Row (11): This percentage is calculated based on 62,436,670 shares of Common Stock outstanding as of July 31, 2025, as set forth in the Issuer's Unaudited Condensed Consolidated Financial Statements for the period ended June 30, 2025, filed with the Securities and Exchange Commission on August 1, 2025.
- Adam T Feinstein: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 30,324,180; sole dispositive power 0; shared dispositive power 30,324,180; aggregate amount beneficially owned 30,324,180 (48.6% of the class)
  Comment: Row (6), (8), and (9): Consists of 14,038,819 shares of Common Stock held directly by VSCP EBS Aggregator, L.P., a Delaware limited partnership, 4,523,899 shares of Common Stock held directly by Vesey Street Capital Partners Healthcare Fund-A, L.P., a Delaware limited partnership, and 11,761,462 shares of Common Stock held directly by EBS Aggregator Blocker Holdings, LLC, a Delaware limited liability company. Mr. Feinstein serves as managing partner of Vesey Street Capital Partners, L.L.C., a Delaware limited liability company, which is the general partner of Vesey Street Capital Partners Healthcare GP, L.P., a Delaware limited partnership, which serves as the general partner of VSCP EBS Aggregator, L.P. and Vesey Street Capital Partners Healthcare Fund-A, L.P. and the manager of EBS Aggregator Blocker Holdings, LLC.
  
  Row (11): This percentage is calculated based on 62,436,670 shares of Common Stock outstanding as of July 31, 2025, as set forth in the Issuer's Unaudited Condensed Consolidated Financial Statements for the period ended June 30, 2025, filed with the Securities and Exchange Commission on August 1, 2025.
- VSCP EBS Aggregator, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 14,038,819; sole dispositive power 0; shared dispositive power 14,038,819; aggregate amount beneficially owned 14,038,819 (22.5% of the class)
  Comment: Row (6), (8), and (9): Consists of 14,038,819 shares of Common Stock held directly by VSCP EBS Aggregator, L.P.
  
  Row (11): This percentage is calculated based on 62,436,670 shares of Common Stock outstanding as of July 31, 2025, as set forth in the Issuer's Unaudited Condensed Consolidated Financial Statements for the period ended June 30, 2025, filed with the Securities and Exchange Commission on August 1, 2025.
- Vesey Street Capital Partners Healthcare Fund-A, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,523,899; sole dispositive power 0; shared dispositive power 4,523,899; aggregate amount beneficially owned 4,523,899 (7.2% of the class)
  Comment: Row (6), (8), and (9): Consists of 4,523,899 shares of Common Stock held directly by Vesey Street Capital Partners Healthcare Fund-A, L.P.
  
  Row (11): This percentage is calculated based on 62,436,670 shares of Common Stock outstanding as of July 31, 2025, as set forth in the Issuer's Unaudited Condensed Consolidated Financial Statements for the period ended June 30, 2025, filed with the Securities and Exchange Commission on August 1, 2025.
- Vesey Street Capital Partners, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 30,324,180; sole dispositive power 0; shared dispositive power 30,324,180; aggregate amount beneficially owned 30,324,180 (48.6% of the class)
  Comment: Row (6), (8), and (9): Consists of 14,038,819 shares of Common Stock held directly by VSCP EBS Aggregator, L.P., a Delaware limited partnership, 4,523,899 shares of Common Stock held directly by Vesey Street Capital Partners Healthcare Fund-A, L.P., a Delaware limited partnership, and 11,761,462 shares of Common Stock held directly by EBS Aggregator Blocker Holdings, LLC, a Delaware limited liability company. Mr. Feinstein serves as managing partner of Vesey Street Capital Partners, L.L.C., a Delaware limited liability company, which is the general partner of Vesey Street Capital Partners Healthcare GP, L.P., a Delaware limited partnership, which serves as the general partner of VSCP EBS Aggregator, L.P. and Vesey Street Capital Partners Healthcare Fund-A, L.P. and the manager of EBS Aggregator Blocker Holdings, LLC.
  
  Row (11): This percentage is calculated based on 62,436,670 shares of Common Stock outstanding as of July 31, 2025, as set forth in the Issuer's Unaudited Condensed Consolidated Financial Statements for the period ended June 30, 2025, filed with the Securities and Exchange Commission on August 1, 2025.

## Item 1. Issuer
Name of issuer: Airsculpt Technologies, Inc.
Address of issuer's principal executive offices: c/o AirSculpt Technologies, Inc., 1111 Lincoln Road, Suite 802, Miami Beach, Florida 33139

## Item 2. Person Filing
Name of person filing: The persons filing this statement are Adam T Feinstein, VSCP EBS Aggregator, L.P., Vesey Street Capital Partners Healthcare Fund-A, L.P., EBS Aggregator Blocker Holdings, LLC, and Vesey Street Capital Partners, L.L.C. Together, Adam T Feinstein, VSCP EBS Aggregator, L.P., Vesey Street Capital Partners Healthcare Fund-A, L.P., EBS Aggregator Blocker Holdings, LLC, and Vesey Street Capital Partners, L.L.C. are the "Reporting Persons."
Address of principal business office or, if none, residence:
c/o AirSculpt Technologies, Inc.
1111 Lincoln Road, Suite 802
Miami Beach, Florida 33139
Citizenship:
Adam Feinstein is a United States citizen.

VSCP EBS Aggregator, L.P. is a Delaware limited partnership.

Vesey Street Capital Partners Healthcare Fund-A, L.P. is a Delaware limited partnership.

EBS Aggregator Blocker Holdings, LLC is a Delaware limited liability company.

Vesey Street Capital Partners, L.L.C. is a Delaware limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Exhibit 99.2 hereto.
Percent of class: See Exhibit 99.2 hereto.
Sole power to vote or to direct the vote: See Exhibit 99.2 hereto.
Shared power to vote or to direct the vote: See Exhibit 99.2 hereto.
Sole power to dispose or to direct the disposition: See Exhibit 99.2 hereto.
Shared power to dispose or to direct the disposition: See Exhibit 99.2 hereto.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Mr. Feinstein may be deemed to beneficially own, and have voting and dispositive power over, the shares of Common Stock held by VSCP EBS Aggregator, L.P., EBS Aggregator Blocker Holdings, LLC, and Vesey Street Capital Partners Healthcare Fund-A, L.P. through his role as managing partner of Vesey Street Capital Partners, L.L.C., which serves as the general partner of Vesey Street Capital Partners Healthcare GP, L.P., which serves as general partner or manager of each of the entities holding Common Stock. Each of the Reporting Persons disclaims beneficial ownership of any securities that exceed its pecuniary interest therein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 - Joint Filing Agreement (incorporated herein by reference to Exhibit 99.1 to the Schedule 13G filed with the SEC by the Reporting Persons on February 11, 2022)

Exhibit 99.2 - Additional Information

## Signatures
- EBS Aggregator Blocker Holdings, LLC: /s/ Adam T. Feinstein, Authorized Signatory (08/08/2025)
- Adam T Feinstein: /s/ Adam T. Feinstein, Adam T. Feinstein (08/08/2025)
- VSCP EBS Aggregator, L.P.: /s/ Adam T. Feinstein, Authorized Signatory (08/08/2025)
- Vesey Street Capital Partners Healthcare Fund-A, L.P.: /s/ Adam T. Feinstein, Adam T. Feinstein (08/08/2025)
- Vesey Street Capital Partners, L.L.C.: /s/ Adam T. Feinstein, Authorized Signatory (08/08/2025)